UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 11-K

______________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _to

Commission file number: 001-15787

__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
of the Savings and Investment Plan for
Employees of Metropolitan Life and
Participating Affiliates

We have audited the accompanying Statements of Net Assets Available for Benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2016 and 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
June 28, 2017

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Statements of Net Assets Available for Benefits
(In thousands)

	As of December 31,
	2016	2015
Assets:
Participant directed investments - at estimated fair value (see Note 3)	$3,359,579	$3,354,616
Participant directed investments - at contract value (see Note 4)	3,130,397	3,039,767
Notes receivable from Participants	62,657	76,984
Total assets	6,552,633	6,471,367
Liabilities:
Accrued investment management fees	922	1,386
Net assets available for benefits	$6,551,711	$6,469,981

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Statement of Changes in Net Assets Available for Benefits
(In thousands)

For the
Year Ended
December 31, 2016
Additions to net assets attributed to:
Contributions:
Participants	$170,421
Employer	68,096
Rollovers	9,784

Total contributions	248,301

Interest income on notes receivable from Participants	2,170
Interest and dividend income	177,765
Net appreciation of investments	299,603

Total additions	727,839

Deductions from net assets attributed to:
Benefit payments to Participants	634,054
Investment management fees	11,517
Administration expenses	538

Total deductions	646,109

Net increase	81,730
Net assets available for benefits:
Beginning of year	6,469,981
End of year	$6,551,711

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements

1. Description of the Plan

The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates, as amended and restated (the “Plan”), is provided for general information purposes only. Employees and former employees of the Participating Affiliates (as defined below) who participate in the Plan (each, a “Participant”) should refer to the Plan document for a more complete description of the Plan, including how certain terms used in these Notes are defined.

General Information

The Plan, a defined contribution plan sponsored by Metropolitan Life Insurance Company (the “Company”), is intended to comply with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is the Company, which has delegated that duty to one of its officers. Recordkeeping services are performed for the Plan by the Plan’s “Recordkeeper,” a third party unaffiliated with the Company.

The Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are Company separate account funds, and (for certain Participants) The New England Financial Accumulation Account:

Separate Account Funds	Separate Account(s)
Fixed Income Fund	Separate Accounts #78, #429, #649 and The New England Financial Accumulation Account
Bond Index Fund	Separate Account #377
Balanced Index Fund	Separate Account #730
Large Cap Equity Index Fund	Separate Account #MI
Large Cap Value Index Fund	Separate Account #593
Large Cap Growth Index Fund	Separate Account #611
Mid Cap Equity Index Fund	Separate Account #612
Small Cap Equity Index Fund	Separate Account #596
International Equity Fund	Separate Account #79

Contributions to the Plan that are directed by Participants into these funds are remitted by the Participating Affiliates (as defined below) to the Plan and allocated in accordance with the elections of the Participants among each investment fund, including the separate account funds.

The Plan also offers Participants the option to invest in a fund consisting primarily of shares of common stock of MetLife, Inc., the Company’s parent. This fund, known as the MetLife Company Stock Fund, is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”) as trustee.

The “RGA Frozen Fund” consists primarily of shares of Reinsurance Group of America, Incorporated (“RGA”) common stock. RGA issued shares of its common stock to the Plan in an exchange offer for shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. Participants may neither direct contributions into the RGA Frozen Fund nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from the RGA Frozen Fund to other available investment options under the Plan. The RGA Frozen Fund is held in trust by BNY Mellon as trustee.

The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a variety of mutual funds that are available to the general public. The SDA is held in trust by BNY Mellon as trustee.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Continued)

Participants in the former New England Life Insurance Company 401(k) Plan (which merged into the Plan as of January 1, 2015) who had amounts invested in The New England Financial Accumulation Account as of December 31, 2000 and participants who were invested in the NEF Stable Value Fund under the New England Agent's Deferred Compensation Plan and Trust and/or New England Life Insurance Company 401(k) Savings Plan and Trust on December 31, 2014 were permitted to continue their investment in such fund as a frozen Core Fund of the Plan, to the extent they had retained assets in such fund. Participants may neither direct contributions into that fund, nor transfer balances from any other fund into that fund. Participants may make withdrawals or reallocate amounts from that fund to other available investment options under the Plan. Such assets are included within the Plan’s Fixed Income Fund.

Participation
Generally, each employee of a Participating Affiliate who is regularly scheduled to work at least 1,000 hours per year is eligible to participate in the Plan on the employee’s date of hire. Certain individuals performing services for the Participating Affiliates are not eligible, e.g., an individual classified by the Participating Affiliates as a leased employee or independent contractor, an employee in certain collective bargaining units, or an individual hired by a Participating Affiliate as a cooperative student or intern. A Participant may make contributions to the Plan immediately upon eligibility.
The following entities comprise the Participating Affiliates as of December 31, 2016: the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., SafeGuard Health Plans, Inc., a California corporation, and Brighthouse Services, LLC ("BHS") (collectively, “Participating Affiliates”).

Participant Accounts
The Recordkeeper maintains individual account balances for each Participant. Each Participant’s account is credited with contributions, charged with withdrawals, and allocated investment earnings or losses as provided by the Plan document. A Participant is entitled to benefits that are equal to the Participant’s vested account balance determined in accordance with the Plan document, as described below.

Contributions
Contributions consist of (i) Participant contributions and (ii) Participating Affiliate matching contributions on a portion of the Participants’ contributions (“Matching Contributions”), each as described below. Each Participant is eligible for Matching Contributions as of the first day of the month following the date the Participant completes one year of service, provided that the Participant makes the minimum contributions to the Plan. A Participant may contribute from 3% to 45% of the Participant’s eligible compensation, as defined in the Plan, subject to the limitations described below on Highly Compensated Employees, as defined below. Contributions of the Participants and Matching Contributions are credited to the Core Funds in the manner elected by the Participants and as provided by the Plan.
Under the IRC, a Participant who earned in excess of a specified dollar threshold during the preceding plan year ($120 thousand during 2015 for the 2016 Plan year) is considered a “Highly Compensated Employee.” A Participant who is not a Highly Compensated Employee may contribute up to 45% of the Participant’s eligible compensation on a before-tax 401(k) contributions basis and after-tax Roth 401(k) contributions basis and/or on an after-tax basis, subject to certain IRC and Plan-imposed limitations. Each Highly Compensated Employee may elect to make before-tax 401(k) contributions and/or after-tax Roth 401(k) contributions up to an aggregate maximum of 10% of such employee’s eligible compensation. If such an employee makes after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employee’s eligible compensation. In addition, a Participant’s combined before-tax 401(k) and/or Roth 401(k) contributions were not permitted to exceed the IRC-imposed limitation of $18 thousand for the year ended December 31, 2016. Participants who are age 50 or older during the year are permitted to make additional catch-up contributions (up to $6 thousand for the year ended December 31, 2016) in excess of such IRC-imposed limitation.
During 2016 and 2015, each of the Participating Affiliates made a Matching Contribution equal to the sum of (i) 100% of the Participant’s contributions that did not exceed 3% of the Participant’s eligible compensation, and (ii) 50% of the Participant’s contributions that were in excess of 3% of the Participant’s eligible compensation but did not exceed 5% of the Participant’s eligible compensation.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Continued)

Subject to the approval of the Plan Administrator, Participants may also rollover into the Plan amounts representing distributions from eligible retirement plans such as individual retirement accounts (“IRAs”) (to the extent that the Participant did not make nondeductible contributions) or tax qualified retirement plans. A “rollover” occurs when a Participant transfers funds from an eligible retirement plan into the Plan.

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from a Participating Affiliate, or receipt of disability benefits for more than 24 months.

Vesting

Participant contributions vest immediately. Matching Contributions vest based on the following schedule, as well as upon the occurrence of the events triggering the acceleration of vesting described below.

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

In addition, a Participant becomes fully vested when the Participant (i) attains age 55 while still employed by the Company or any of its affiliates, (ii) dies while still employed by the Company or any of its affiliates, (iii) terminates employment with eligibility under the MetLife Plan for Transition Assistance for Officers or the MetLife Plan for Transition Assistance (which covers non-officer level employees), or (iv) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment. For purposes of (ii) of the preceding sentence, a Participant who dies during a military leave of absence while performing qualified military service (as defined in the IRC) is fully vested at death.

Forfeited Matching Contributions

Forfeited Matching Contributions are attributable to Participants who terminate employment with the Company or its affiliates before becoming fully vested in their Matching Contributions. As of December 31, 2016 and 2015, the balance in the forfeiture account totaled $653 thousand and $418 thousand, respectively. These amounts have been or will be used to reduce future aggregate Matching Contributions, pay certain administrative expenses or restore previously forfeited balances of partially vested Participants who were or are re-employed. In 2016, aggregate Matching Contributions were reduced by $1,059 thousand as a result of forfeitures.

Notes Receivable from Participants

A Participant may borrow from his or her account up to a maximum of the lesser of $50 thousand (reduced by the highest outstanding balance of loans in his or her defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the Participant’s account balance (reduced by outstanding loans on the date of the loan). Such loans are secured by the balance in the Participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to Core Funds in accordance with the Participant’s contribution investment allocation at the time of repayment.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Continued)

Plan Amendments

The Plan was amended in 2016 to provide that: 1) BHS would be a participating affiliate for the period between October 1, 2016 and December 31, 2016; and (2) participants employed by BHS when it ceases to be a member of MetLife, Inc.'s common controlled group (within the meaning of IRC Section 414(b) will become fully vested in their account balances.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including the insurance company general and separate accounts, mutual funds, and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as in the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value, with the exception of the fully benefit-responsive investments. The fully benefit-responsive investments with the Company (see Note 4) are reported at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits, as it relates to these fully benefit-responsive investments, is presented on a contract value basis.

The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments.

Contributions

Contributions are recognized when due. The Plan is required to return Participant contributions received during the Plan year in excess of IRC limits applicable to such contributions.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the Plan.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Continued)

Investment Management Fees

Investment management fees are paid out of the assets of the Core Funds and the RGA Frozen Fund and are recognized as expenses of the Plan. Investment management fees charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments. As provided in the Plan document, non-investment related expenses are paid by both the Company and the Plan.

Payment of Benefits

Benefit payments to Participants are recognized when paid. Amounts allocated to accounts of Participants who have elected to withdraw from the Plan but have not yet been paid were $5,539 thousand and $2,141 thousand as of December 31, 2016 and 2015, respectively.

Adoption of New Accounting Pronouncements
Effective January 1, 2016, the Plan adopted Financial Accounting Standards Board ("FASB") ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient.
The Plan has applied the provisions retrospectively. The adoption of this guidance is reflected in the fair value hierarchy table in Note 3, where the investments valued using NAV per share as practical expedient are excluded from categorization in the fair value hierarchy.
Future Adoption of New Accounting Pronouncements
In January 2016, the FASB issued new guidance ASU 2016-01. Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2018 for employee benefit plans. Early adoption of practices consistent with the guidance is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. The new guidance will not have an impact on the Plan's financial statements upon adoption.

3. Fair Value Measurements

    When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2
Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Continued)

The Fixed Income Fund is comprised of fully benefit-responsive investments with the Company (see Note 4). Except for The New England Financial Accumulation Account, the Fixed Income Fund is backed by a portfolio of assets allocated among several separate accounts with the Company.
The estimated fair value of the Plan’s interests in the Core Funds, other than the Fixed Income Fund and the MetLife Company Stock Fund, is determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which Participant-directed contributions and transfers are effected. The unit value is used as a practical expedient to estimate fair value. There are no participant redemption restrictions for these investments.
The estimated fair values of the MetLife Company Stock Fund and the RGA Frozen Fund are based on the price of MetLife, Inc. common stock and RGA common stock, respectively. Each such stock is traded on the New York Stock Exchange.
The estimated fair value of the funds held in the SDA is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each Participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date.
Funds held in the Plan’s General Account Fund are invested through an investment contract with the Company. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce employer Matching Contributions or pay certain Plan administrative expenses, as discussed above. Interest crediting rates are reviewed for reset quarterly by the Company and interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income. Accordingly, the stated carrying value approximates the estimated fair value.
For the years ended December 31, 2016 and 2015, there were no significant transfers among levels. The estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements
		as of December 31, 2016
	Total
	Estimated
	Fair Value	Level 1	Level 2	Level 3
		(In thousands)
MetLife Company Stock Fund	$239,381	$—	$239,381	$—
RGA Frozen Fund	327	—	327	—
SDA	43,321	43,321	—	—
General Account Fund	653	—	653	—
Total	283,682	$43,321	$240,361	$—
Investments measured at NAV as a practical expedient(a)	3,075,897
Total Investments at fair value	$3,359,579

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Continued)

		Estimated Fair Value Measurements
		as of December 31, 2015 (As Adjusted)
	Total
	Estimated
	Fair Value	Level 1	Level 2	Level 3
		(In thousands)
MetLife Company Stock Fund	$251,012	$—	$251,012	$—
RGA Frozen Fund	276	—	276	—
SDA	58,158	58,158	—	—
General Account Fund	418	—	418	—
Total	309,864	$58,158	$251,706	$—
Investments measured at NAV as a practical expedient(a)	3,044,752
Total Investments at fair value	$3,354,616
(a) Investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value are excluded from the fair value hierarchy (see Note 2).
4. Fully Benefit-Responsive Investments with the Company
The Plan has investments with the Company that are considered fully benefit-responsive under GAAP. These investments are included in the Plan’s financial statements at contract value as a single amount reflected separately in the Statements of Net Assets Available for Benefits. Contract value represents contributions directed to the investments, plus interest credited, less Participant withdrawals and expenses. Participants may direct withdrawals for benefit payments and loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is based on a formula agreed upon by the Company and is reviewed quarterly for resetting, but may not be less than zero.
Assets held in these investments, except for The New England Financial Accumulation Account, are invested in various separate accounts. The contract value for these investments is determined using the annual crediting rate irrespective of the actual performance of the underlying separate account. The contract value was $2,820,637 thousand and $2,720,461 thousand as of December 31, 2016 and 2015, respectively. Upon termination of one of these investments by the Plan, proceeds would be paid to the Plan, for the benefit of the Participants, at the greater of the contract value or the estimated fair market value.
Assets held in The New England Financial Accumulation Account are invested in the general account of the Company. Accordingly, no quoted market valuation is readily available. This account had a contract value of $309,760 thousand and $319,306 thousand as of December 31, 2016 and 2015, respectively. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value determined on the date of termination in ten equal annual installments plus additional interest credited.
The fully benefit-responsive investments have certain restrictions. For example, a partial Plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.
While the Plan Administrator may do so at any time, the Company does not currently intend to terminate any of the contracts underlying these investments. There are no reserves against the reported contract value for credit risk of the Company as the issuer of the contracts that constitute these fully benefit-responsive investments.
5. Related Party Transactions
Related party transactions between the Plan and the Company qualify as exempt party-in-interest transactions as that term is defined under ERISA. Certain Plan investments include separate accounts managed by the Company. Excluding the Fixed Income Fund, the fair value of these investments was $3,075,897 thousand and $3,044,752 thousand as of December 31, 2016 and 2015, respectively. Total net appreciation, including realized and unrealized gains and losses, for these investments was $271,160 thousand for the year ended December 31, 2016. During the year ended December 31, 2016, the Company received $4,578 thousand from the Plan for investment management fees.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Continued)

Plan investments in the Fixed Income Fund, except for The New England Financial Accumulation Account, include separate accounts underlying these investments with the Company (see Note 4) which are also managed by the Company. The contract value of these investments was $2,820,637 thousand and $2,720,461 thousand as of December 31, 2016 and 2015, respectively. Total investment income was $95,575 thousand for the year ended December 31, 2016. During the year ended December 31, 2016, the Company received investment management fees of $7,077 thousand from these separate accounts.
Plan investments also include The New England Financial Accumulation Account, which is managed by the Company. The contract value of this investment was $309,760 thousand and $319,306 thousand as of December 31, 2016 and 2015, respectively. Total investment income was $14,520 thousand for the year ended December 31, 2016.
As of December 31, 2016 and 2015, the Plan held 4,445,055 and 5,201,032 shares, respectively, of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of $169,629 thousand and $196,707 thousand, respectively. During the year ended December 31, 2016, the Plan recorded dividend income on MetLife, Inc. common stock of $7,999 thousand. During the year ended December 31, 2016, the Company received $306 thousand from the Plan for investment management fees.
Certain Participants, who are also employees of the Participating Affiliates, perform services for the Plan. As permitted under the Plan document, certain Participating Affiliates charge the Plan for a portion of the direct expenses incurred by such Participating Affiliates for the employees who provide services for the Plan.
The Plan issues loans to Participants that are secured by the vested balances in the Participants’ accounts.

6. Termination of the Plan
The Company reserves the right to amend, modify or terminate the Plan at any time. Each of the Participating Affiliates (with respect to its respective employees) has the right to discontinue its participation in the Plan. In the event of a termination, each Participant employed by a terminating Participating Affiliate would be fully vested in Matching Contributions made to the Plan and would have a right to receive a distribution of his or her interest in accordance with the provisions of the Plan.

7. Federal Income Tax Status
The United States Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated April 14, 2016, that the terms of the Plan document satisfy the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2016.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or the United States Department of Labor; however, there are currently no audits of the Plan in progress.

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
	(In thousands)
Net assets available for benefits per the financial statements	$6,551,711	$6,469,981
Benefits payable	(5,539)	(2,141)
Certain deemed distributions of Participant loans	(1,556)	(4,139)
Net assets per Form 5500, Schedule H, Part I, Line 11	$6,544,616	$6,463,701

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Notes to Financial Statements - (Concluded)

The following is a reconciliation of increase in net assets per the financial statements to net changes in assets per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2016:

For the Year Ended
December 31, 2016
(In thousands)
Increase in net assets per the financial statements	$81,730
Benefits payable as of December 31, 2016	(5,539)
Benefits payable as of December 31, 2015	2,141
Current year cumulative deemed distributions	(1,556)
Prior year cumulative deemed distributions	4,139
Net Changes in Assets per Form 5500, Schedule H, Part II, Line2k	$80,915

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2016

	(b) Identity of Issuer	(c) Description of Investment, Including
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Similar Party	Par, or Maturity Value	(d) Cost	Value
				(In thousands)
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investments:**
		GAC #1157 - SA 78	****	$713,995
		GAC #28894 - SA 429	****	1,166,287
		GAC #32359 - SA 649	****	940,355
		GAC #25767 (The New England Financial Accumulation Account)	****	309,760
		Total assets in fully benefit-responsive investments - Fixed Income Fund		3,130,397
*	Metropolitan Life Insurance Company	Separate Account Funds:***
		Bond Index Fund - 377 (GAC #32100)	****	124,545
		Balanced Index Fund - 730 (GAC #32907)	****	102,296
		Large Cap Equity Index Fund - MI (GAC #8550)	****	704,873
		Large Cap Value Index Fund - 593 (GAC #29958)	****	326,696
		Large Cap Growth Index Fund - 611 (GAC #32098)	****	730,950
		Mid Cap Equity Index Fund - 612 (GAC #32099)	****	271,424
		Small Cap Equity Index Fund - 596 (GAC #29962)	****	473,066
		International Equity Fund - (GAC #8550)	****	342,047
		Total asset held for investment in separate account funds		3,075,897
*	Metropolitan Life Insurance Company Various Participants	MetLife Company Stock Fund***	****	239,381
		RGA Frozen Fund***	****	327
		SDA (GAC #25768)***	****	43,321
*	Metropolitan Life Insurance Company	General Account Fund - Forfeiture Account***	****	653
		Participant-directed investments		6,489,976
*	Various Participants	Participant loans (maturing through 2031 with interest rates from 3.25% to 10.25%	****	62,657
		Assets Available for benefits		$6,552,633

*    The Company is a party-in-interest that is permitted to engage in these transactions.
**    Value at contract value.
***    Value at estimated fair value.
****    Cost has been omitted with respect to Participant-directed investments.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

By: /s/ Andrew Bernstein	Name: Andrew Bernstein
Title: Plan Administrator

Date: June 28, 2017

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement Nos. 333-37108 and 333-148024 on Form S-8 of MetLife, Inc., of our report dated June 28, 2017, relating to the financial statements and supplemental schedule of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates appearing in this Annual Report on Form 11-K of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates for the year ended December 31, 2016.

Certified Public Accountants
Tampa, Florida
June 28, 2017